UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-43083

PicS N.V.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Manuel Bandeira, 291

Block A, 2nd floor

São Paulo — SP, 05317-020, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒      Form 40-F: ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release
99.2	Earnings Release
99.3	Earnings Presentation
99.4	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2026 and for the three-month periods ended June 30, 2026 and 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2026

PicS N.V.

	By:	/s/ Eduardo Chedid Simões
	Name:	Eduardo Chedid Simões
	Title:	Executive Director and Chief Executive Officer

	By:	/s/ André Cazotto
	Name:	André Cazotto
	Title:	Chief Financial Officer and Investor Relations Officer

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